[redacted]

08003217

MAYER • BROWN

Mayer Brown LLP
1909 K Street, N.W.
Washington, D.C. 20006-1101

Main Tel (202) 263-3000
Main Fax (202) 263-3300
www.mayerbrown.com

Elizabeth A. Hennigan
Direct Tel (202) 263-3467
ehennigan@mayerbrown.com

SEC Mail Processing Section
JUN 12 2008
Washington, DC
109

082-35116

June 11, 2008

Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

SUPPL

Re: Ongoing Compliance with Rule 12g3-2(b) Exemption for Bank Leumi

Dear Sir or Madam:

Bank Leumi le-Israel B.M. ("Bank Leumi") filed an application with the U.S. Securities and Exchange Commission regarding an exemption from the ongoing reporting requirements of the U.S. Securities Act of 1934, as amended pursuant to Rule 12g3-2(b) thereunder. Pursuant to this exemption, enclosed please find the translation of an Immediate Report Amending an Incorrect Report filed on June 2, 2008, dated June 11, 2008.

Sincerely,

Elizabeth A. Hennigan
Practice Group Assistant

PROCESSED
JUN 17 2008 E
THOMSON REUTERS

Enclosure

dw6/16

Translation of Immediate Report

Bank Leumi le-Israel B.M.
Registration No. 520018078
Securities of the Corporation are listed on The Tel Aviv Stock Exchange
Abbreviated Name: Leumi
Leumi House, 34 Yehuda Halevi Street, Tel Aviv 65546
Phone: + 972 3 5148111, + 972 3 5149419; Facsimile: + 972 3 5149732
Electronic Mail: jennifer@bll.co.il

11 June 2008

To: Israel Securities Authority (www.isa.gov.il)
The Tel Aviv Stock Exchange (www.tase.co.il)

Amending Report to an Incorrect Report filed on 2 June 2008

Error: Mistake in clause 2.
Reason for Error: Receipt of incomplete information.
Main Points of the Amendment: In clause 2, the Position no longer held should read "Executive Vice President of the Corporation" instead of "Senior Vice President, Bank Leumi USA".

Text of Amended Report

Immediate Report of Senior Office Holder who Ceased to Hold a Position

Regulation 34(a) of the Securities (Periodic and Immediate Reports) Regulations, 1970

Note: In addition to the current Immediate Report, a Status Report regarding Senior Office Holders of the Bank reflecting the change has also been filed, as is required following the filing of this kind of Report, pursuant to Regulation 34(d) of the Securities (Periodic and Immediate Reports) Regulations, 1970.

1. First Name: Benjamin
   Surname: Naveh
   Type of Identity Number: Israeli I.D. Number
   Identity Number: 5282462
   Citizenship: Private individual with Israeli citizenship

2. Position no longer held: Executive Vice President of the Corporation

3. Date on which tenure ceased or will cease: 31 May 2008.
   Date on which tenure began: 1 April 1998

4. To the best of the knowledge of the corporation, the retirement does not involve circumstances which require notification to the holders of the securities of the corporation.

5. Manner of ending of tenure: End of tenure.

6. The individual will not continue to fulfill any other role in the corporation.

7. The Senior Office Holder will not continue to be an Interested Person or Senior Office Holder of the corporation after his retirement.

8. Does the Company view the Director who retired as possessing accounting and financial expertise? N/A

9. Text of the notice of resignation of an External Director and reasons for resignation: N/A

10. Date and time at which the corporation first became aware of the matter being the subject of the report: 2 June 2008 at 10:00.

Name of Electronic Reporter: Jennifer Janes, Position: Executive Vice President, Group Secretary
POB 2 Tel Aviv 61000, Phone: + 972 3 5149419, Facsimile: + 972 3 5149732,
Electronic Mail: jennifer@bll.co.il

END